                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                         Internet Pictures Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   46059S101
                               -----------------
                                (CUSIP Number)


                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)
          [_]  Rule 13d-1(c)
          [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages
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----------------------                                       -------------------
 CUSIP No.  46059S101                  13G                     Page 2 of 4 Pages
----------------------                                       -------------------

-------------------------------------------------------------------------------------------

      1         NAME OF REPORTING PERSON
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                     Trident Capital Management II, L.L.C.
                     94-3259207

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [_]
                                                                  (b) [_]

      3         SEC USE ONLY

      4         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
-------------------------------------------------------------------------------------------
  NUMBER OF                      5  SOLE VOTING POWER
    SHARES
 BENEFICIALLY                            15,278
   OWNED BY                      6  SHARED VOTING POWER
     EACH
  REPORTING                              0
    PERSON
     WITH                        7  SOLE DISPOSITIVE POWER
--------------
                                          15,278

                                 8  SHARED DISPOSITIVE POWER

                                          0
              -----------------------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     15,278

      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                                     [_]

      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     0%

      12        TYPE OF REPORTING PERSON*

                     OO
-------------------------------------------------------------------------------------------

                               *SEE INSTRUCTIONS

                               Page 2 of 4 pages
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Item 1(a).   Name of Issuer:

             Internet Pictures Corporation

      (b).   Address of Issuer's Principal Executive Offices:

             1009 Commerce Park Drive, Oak Ridge, Tennesse 37830

Item 2(a).   Name of Person Filing:

             Trident Capital Management II, L.L.C.

      (b).   Address of Principal Business Office or, if None, Residence:

             505 Hamilton Avenue, Suite 200, Palo Alto, CA 94301

      (c).   Citizenship:

             Delaware

      (d).   Title of Class of Securities:

             Common Stock, par value $.001 per share

      (e).   CUSIP Number:

             46059S101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             Not applicable

Item 4.      Ownership.

      (a).   Amount Beneficially Owned: 15,278 shares of Common Stock

      (b).   Percent of Class: 0%

      (c).   Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote: 15,278

             (ii)  Shared power to vote or to direct the vote: 0

             (iii) Sole power to dispose or to direct the disposition of: 15,278

             (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

                               Page 3 of 4 pages
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Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable.

Item 9.      Notice of Dissolution of a Group.

             Not applicable.

Item 10.     Certification.

             Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2001.


                              TRIDENT CAPITAL MANAGEMENT II, L.L.C.


                              By:  /s/ Bonnie N. Kennedy
                                 ----------------------------------------------
                              Name: Bonnie N. Kennedy
                              Title: Chief Financial Officer

                               Page 4 of 4 pages